

KGS LLP

Certified Public Accountants

125 Jericho Turnpike, Suite 300
Jericho, NY 11753-1024
(516) 997-7500 Fax: (516) 997-3480
Email: info@kgsllp.com

Report of Independent Registered Public Accounting Firm

To the Member of
Marwood Group Research LLC

We have audited the accompanying statement of financial condition of Marwood Group Research LLC (a wholly owned subsidiary of Marwood Group & Co. USA LLC) (a New York Limited Liability Company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Marwood Group Research LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Marwood Group Research LLC as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

KGS LLP

Jericho, NY
February 25, 2016